                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1 )



                            CENTENNIAL CELLULAR CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 CLASS A COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   15133 V 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 January 7, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            (   )    Rule 13d-1(b)
            (   )    Rule 13d-(c)
            (x )     Rule 13d-1(d)


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Schedule  13G
--------------------------------------------------------------------------------






CUSIP No.         15133 V 109       13G                Page 2 of 4 Pages


 1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (ENTITIES ONLY)

         CITIZENS UTILITIES COMPANY     060619596

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  (x)
                                                              (b)  ( )

 3.      SEC USE ONLY

 4.      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

  NUMBER OF          5.     SOLE VOTING POWER                  0
   SHARES
 BENEFICIALLY        6.     SHARED VOTING POWER                0
  OWNED BY
    EACH             7.     SOLE DISPOSITIVE POWER             0
  REPORTING
 PERSON WITH
                     8.     SHARED DISPOSITIVE POWER           0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0

12.      TYPE OF REPORTING PERSON*         HC

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                                                       Page 3 of 4 Pages


                                  SCHEDULE 13G
                                  ------------
Item 1.
------

   a)     Centennial Cellular Corp.

   b)     50 Locust Avenue
          New Canaan, CT  06840


Item 2.
------

   a)    Name of Person filing:     Citizens Utilities Company ("Citizens")

   b)    Address:                   High Ridge Park, Stamford, CT  06905

   c)    Citizenship:               Delaware

   d)    Class B. Common Stock

   e)    CUSIP Number:              15133 V 109

   The above  number is the CUSIP Number for Class A Common  Stock.  There is no
CUSIP Number for Class B Common Stock.   Each  share of Class B Common  Stock is
convertible at any time into one share of Class A Common Stock.

Item 3.
------

Not applicable.

Item 4.      Ownership.
------

a)       Title of Class:  Class B Common(1)
         Shares of Class Beneficially Owned as of 1-8-99(2): 0

b)       Percent of Class:    0


__________________________________

(1) Each share of Centennial Corp. Class B Common Stock is convertible at any time into one share of Class A Common Stock of Centennial Cellular Corp. The Class B Common Stock has fifteen votes per share and the Class A Common Stock has one vote per share.

(2) Citizens held 102,187 shares of Convertible Preferred Stock which were convertible after August 30, 1994 into 2,972,334 shares of Class B Common Stock. Said shares were disposed of 1-7-99.

Item. 5  Ownership of Five Percent or Less of a Class.
-------

Not applicable.

Item. 6  Ownership of More than Five Percent on Behalf of Another Person.
-------

Not applicable.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
------
Security being Reported or By the Parent Holding Company.

Not Applicable

Item 8.
------

Not applicable.

Item 9.
------

Not applicable.

Item 10.
-------

Not applicable.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1999
                           Citizens Utilities Company


                           By: /s/ Charles J. Weiss
                               --------------------------------------
                               Charles J. Weiss
                               Secretary and Assistant Vice President